Exhibit 99.1

Immunotherapy Company Enlivex Announces Dual Listing on the Tel-Aviv Stock Exchange

The Company's shares, which currently trade on NASDAQ, will be dual-listed on the Tel Aviv Stock Exchange (TASE) starting on July 22, 2019, under the symbol ENLV

Tel-Aviv, Israel, July 16, 2019 – Enlivex Therapeutics Ltd., a clinical-stage immunotherapy company, today announced that the Tel Aviv Stock Exchange (TASE) approved the listing of its ordinary shares effective July 22, 2019, under the symbol ENLV. Enlivex has a current market capitalization of approximately US$220 Million, and is expected to join the TASE leading indices effective October 2019.

The Company's ordinary shares will continue to trade on NASDAQ, and the Company will continue to comply with the reporting and disclosure requirements of the U.S. Securities and Exchanges Commission applicable to foreign private issuers. In the framework of the dual listing, the Company will not be required to submit additional reports beyond those required in the United States.

Enlivex is developing ALLOCETRA™, a novel immunotherapy based on a unique mechanism of action that targets life threatening diseases that are defined as “unmet medical needs”, such as preventing or treating complications associated with bone marrow transplants and/or hematopoietic stem cell transplants; organ dysfunction and acute multiple organ failure associated with sepsis and enablement of an effective treatment of solid tumors via immune checkpoint rebalancing.

Enlivex has successfully completed a phase IIa clinical trial to prevent graft-versus-host disease in a matched donor population. In addition, the Company recently reported an update from a Phase Ia clinical study of Allocetra in sepsis, which showed a positive safety profile among the first three patients. A phase II/III clinical trial for preventing complications after bone marrow transplants is expected to begin in the first half of 2020.

Shai Novik, Chairman of the Board of Directors of Enlivex, stated: "As an Israeli company, which is based on technology developed in Israel, we are proud to be listed for trading on the Tel Aviv Stock Exchange. In the first quarter of 2019, we completed the merger transaction with Bioblast which allowed us to list on NASDAQ. We are pleased that American investors have expressed interest Enlivex and its products as reflected in the Company's current value. We hope that the TASE dual listing will allow Enlivex to expand its shareholder base and enable a convenient way for Israeli institutional investors to invest in the Company and be part of its growth process."

Dr. Shmuel Hess, CEO of Enlivex, stated: "Enlivex is developing clinical assets where there is a significant unmet medical need with no available therapies. We believe that our novel immunotherapy solution to restore balance in the immune system will provide life-saving solutions to patients suffering from acute and emergency clinical situations. The Company is expecting significant clinical milestones during the next two years.

Ittai Ben Zeev, CEO of the TASE stated: "We congratulate Enlivex on its choice to dual list on the Tel Aviv Stock Exchange. We believe that dual listing is advantageous for Israeli companies traded abroad and should be part of the Israeli capital market. TASE dual listing offers many advantages, including expansion of the shareholder base, additional trading days and trading hours – all expected to result in increased trading and liquidity.”

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve an out of control immune system (e.g. Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing. For more information, visit www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding the results of current clinical studies and preclinical experiments and the effectiveness of ALLOCETRATM programs, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com